Exhibit 99.4

ASML—Summary IFRS Consolidated Statement of Profit or Loss 1,2

	Three months ended,
(in millions EUR)	Mar 30, 2014	Mar 29, 2015

Net system sales	1,030.0	1,246.5
Net service and field option sales	366.5	403.4
Total net sales	1,396.5	1,649.9

Total cost of sales	(818.9)	(885.4)
Gross profit	577.6	764.5

Other income	20.2	20.8
Research and development costs	(212.8)	(164.1)
Selling, general and administrative costs	(86.4)	(82.7)
Operating income	298.6	538.5

Interest and other, net	(2.6)	(0.9)
Income before income taxes	296.0	537.6

Benefit from (provision for) income taxes	(12.7)	(67.6)
Net income	283.3	470.0

ASML—Summary IFRS Consolidated Statement of Financial Position 1,2

(in millions EUR)	Dec 31, 2014	Mar 29, 2015

ASSETS
Property, plant and equipment	1,447.5	1,523.4
Goodwill	2,378.4	2,633.9
Other intangible assets	1,670.1	1,831.4
Deferred tax assets	142.7	151.5
Finance receivables	55.3	55.3
Derivative financial instruments	115.5	130.3
Other assets	329.3	342.0
Total non-current assets	6,138.8	6,667.8

Inventories	2,549.8	2,607.5
Current tax assets	43.9	94.3
Derivative financial instruments	38.3	41.1
Finance receivables	196.1	184.0
Accounts receivable	1,052.5	1,270.6
Other assets	293.6	353.8
Short-term investments	334.9	60.0
Cash and cash equivalents	2,419.5	2,778.5
Total current assets	6,928.6	7,389.8

Total assets	13,067.4	14,057.6

EQUITY AND LIABILITIES
Equity	8,365.9	9,019.4

Long-term debt	1,149.9	1,155.5
Derivative financial instruments	2.8	2.6
Deferred and other tax liabilities	249.3	295.3
Provisions	3.6	3.7
Accrued and other liabilities	408.9	388.9
Total non-current liabilities	1,814.5	1,846.0

Provisions	2.4	2.4
Derivative financial instruments	64.9	118.4
Current portion of long-term debt	4.3	4.3
Current and other tax liabilities	36.3	32.4
Accrued and other liabilities	2,282.9	2,299.4
Accounts payable	496.2	735.3
Total current liabilities	2,887.0	3,192.2

Total equity and liabilities	13,067.4	14,057.6

ASML—Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,
	Mar 30,	Mar 29,
(in millions EUR)	2014	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	283.3	470.0

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	96.6	80.3
Impairment	3.9	—
Loss on disposal of property, plant and equipment	0.7	0.9
Share-based payments	23.1	13.4
Allowance for doubtful receivables	0.1	0.4
Allowance for obsolete inventory	41.5	37.0
Deferred income taxes	(30.7)	40.1
Changes in assets and liabilities	(146.6)	(202.6)
Net cash provided by (used in) operating activities	271.9	439.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(75.5)	(85.6)
Purchase of intangible assets	(68.5)	(101.6)
Purchase of available for sale securities	(194.8)	—
Maturity of available for sale securities	275.0	274.9
Cash from (used for) derivative financial instruments	—	(64.0)
Net cash provided by (used in) investing activities	(63.8)	23.7

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—
Purchase of shares	(145.0)	(117.1)
Net proceeds from issuance of shares	5.5	4.4
Repayment of debt	(1.1)	(0.8)
Net cash provided by (used in) financing activities	(140.6)	(113.5)

Net cash flows	67.5	349.7

Effect of changes in exchange rates on cash	(0.1)	9.3
Net increase (decrease) in cash and cash equivalents	67.4	359.0

ASML—Quarterly Summary IFRS Consolidated Statement of Profit or Loss 1,2

			Three months ended,
	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in millions EUR)	2014	2014	2014	2014	2015

Net system sales	1,030.0	1,243.0	884.5	1,085.3	1,246.5
Net service and field option sales	366.5	400.6	437.7	408.7	403.4
Total net sales	1,396.5	1,643.6	1,322.2	1,494.0	1,649.9

Total cost of sales	(818.9)	(923.1)	(762.0)	(854.9)	(885.4)
Gross profit	577.6	720.5	560.2	639.1	764.5

Other income	20.2	20.3	20.3	20.2	20.8
Research and development costs	(212.8)	(188.7)	(184.6)	(149.8)	(164.1)
Selling, general and administrative costs	(86.4)	(78.3)	(75.1)	(78.9)	(82.7)
Operating income	298.6	473.8	320.8	430.6	538.5

Interest and other, net	(2.6)	1.2	2.1	1.9	(0.9)
Income before income taxes	296.0	475.0	322.9	432.5	537.6

Benefit from (provision for) income taxes	(12.7)	(23.2)	(24.7)	(47.5)	(67.6)
Net income	283.3	451.8	298.2	385.0	470.0

ASML—Quarterly Summary IFRS Consolidated Statement of Financial Position 1,2

	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in millions EUR)	2014	2014	2014	2014	2015

ASSETS
Property, plant and equipment	1,231.2	1,275.1	1,372.4	1,447.5	1,523.4
Goodwill	2,114.0	2,136.3	2,285.0	2,378.4	2,633.9
Other intangible assets	1,402.7	1,449.0	1,547.4	1,670.1	1,831.4
Deferred tax assets	295.8	317.2	344.1	142.7	151.5
Finance receivables	46.2	46.4	119.3	55.3	55.3
Derivative financial instruments	68.2	85.4	88.7	115.5	130.3
Other assets	257.8	258.4	257.2	329.3	342.0
Total non-current assets	5,415.9	5,567.8	6,014.1	6,138.8	6,667.8

Inventories	2,547.7	2,615.5	2,676.8	2,549.8	2,607.5
Current tax assets	92.1	94.0	76.7	43.9	94.3
Derivative financial instruments	37.1	28.9	38.1	38.3	41.1
Finance receivables	298.6	297.3	255.9	196.1	184.0
Accounts receivable	832.2	1,085.6	961.2	1,052.5	1,270.6
Other assets	268.3	276.9	258.1	293.6	353.8
Short-term investments	599.7	599.7	539.8	334.9	60.0
Cash and cash equivalents	2,398.1	2,111.0	2,144.8	2,419.5	2,778.5
Total current assets	7,073.8	7,108.9	6,951.4	6,928.6	7,389.8

Total assets	12,489.7	12,676.7	12,965.5	13,067.4	14,057.6

EQUITY AND LIABILITIES
Equity	7,711.8	7,781.1	8,090.9	8,365.9	9,019.4

Long-term debt	1,093.0	1,114.3	1,133.4	1,149.9	1,155.5
Derivative financial instruments	2.8	3.1	3.0	2.8	2.6
Deferred and other tax liabilities	403.0	412.0	413.8	249.3	295.3
Provisions	4.4	4.1	4.0	3.6	3.7
Accrued and other liabilities	320.6	299.3	397.4	408.9	388.9
Total non-current liabilities	1,823.8	1,832.8	1,951.6	1,814.5	1,846.0

Provisions	2.1	2.1	2.3	2.4	2.4
Derivative financial instruments	5.9	10.4	63.5	64.9	118.4
Current portion of long-term debt	4.4	4.3	4.3	4.3	4.3
Current and other tax liabilities	96.7	88.9	71.1	36.3	32.4
Accrued and other liabilities	2,116.0	2,283.9	2,065.0	2,282.9	2,299.4
Accounts payable	729.0	673.2	716.8	496.2	735.3
Total current liabilities	2,954.1	3,062.8	2,923.0	2,887.0	3,192.2

Total equity and liabilities	12,489.7	12,676.7	12,965.5	13,067.4	14,057.6

ASML—Quarterly Summary IFRS Consolidated Statement of Cash Flows 1,2

			Three months ended,
	Mar 30,	Jun 29,	Sep 28,	Dec 31,	Mar 29,
(in millions EUR)	2014	2014	2014	2014	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	283.3	451.8	298.2	385.0	470.0

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	96.6	98.8	77.6	80.1	80.3
Impairment	3.9	2.5	3.6	0.5	—
Loss on disposal of property, plant and equipment	0.7	0.5	0.9	1.4	0.9
Share-based payments	23.1	7.4	12.9	12.3	13.4
Allowance for doubtful receivables	0.1	0.1	0.1	(0.2)	0.4
Allowance for obsolete inventory	41.5	45.2	35.8	40.3	37.0
Deferred income taxes	(30.7)	(11.8)	(20.9)	33.3	40.1
Changes in assets and liabilities	(146.6)	(316.1)	(115.4)	(21.5)	(202.6)
Net cash provided by (used in) operating activities	271.9	278.4	292.8	531.2	439.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(75.5)	(70.7)	(84.2)	(127.9)	(85.6)
Purchase of intangible assets	(68.5)	(81.1)	(77.7)	(120.8)	(101.6)
Purchase of available for sale securities	(194.8)	(174.9)	(110.0)	(25.0)	—
Maturity of available for sale securities	275.0	175.0	169.9	229.9	274.9
Cash from (used for) derivative financial instruments	—	—	—	—	(64.0)
Net cash provided by (used in) investing activities	(63.8)	(151.7)	(102.0)	(43.8)	23.7

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(268.0)	—	—	—
Purchase of shares	(145.0)	(154.9)	(171.1)	(229.0)	(117.1)
Net proceeds from issuance of shares	5.5	8.1	10.6	15.5	4.4
Repayment of debt	(1.1)	(1.0)	(1.2)	(0.8)	(0.8)
Net cash provided by (used in) financing activities	(140.6)	(415.8)	(161.7)	(214.3)	(113.5)

Net cash flows	67.5	(289.1)	29.1	273.1	349.7

Effect of changes in exchange rates on cash	(0.1)	2.0	4.7	1.6	9.3
Net increase (decrease) in cash and cash equivalents	67.4	(287.1)	33.8	274.7	359.0

Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation

The accompanying summary consolidated financial statements are stated in millions of euros (“EUR”) unless otherwise indicated. ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included in the summary consolidated financial statements.

For internal and external reporting purposes, we apply accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP is our primary accounting standard for the setting of financial and operational performance targets.

Use of estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the consolidated statement of financial position and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the special purpose entity of which ASML is the primary beneficiary (referred to as “ASML”). All intercompany profits, balances and transactions have been eliminated in the consolidation. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50 percent of the voting rights.

Revenue recognition

In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a “Factory Acceptance Test” in ASML’s cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as NXE:3300B, we initially defer revenue recognition until acceptance of the new technology based system and completion of installation at the customer’s premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely “new” technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 2000 (TWINSCAN) and 2010 (EUV).

The main portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management

Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in US dollars, Taiwanese dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML—Reconciliation US GAAP – IFRS 1,2

Net income	Three months ended,
(in millions EUR)	Mar 30, 2014	Mar 29, 2015
Net income based on U.S. GAAP	249.1	402.7
Development expenditures (see Note 1)	27.5	69.5
Share-based payments (see Note 2)	0.7	1.2
Income taxes (see Note 3)	6.0	(3.4)
Net income based on IFRS	283.3	470.0

Shareholders’ equity (in millions EUR)	Mar 30, 2014	Jun 29, 2014	Sep 28, 2014	Dec 31, 2014	Mar 29, 2015
Shareholders’ equity based on U.S. GAAP	7,056.9	7,080.4	7,324.1	7,512.6	8,076.8
Development expenditures (see Note 1)	610.2	646.9	702.3	792.1	878.1
Share-based payments (see Note 2)	26.0	20.1	20.7	21.0	22.4
Income taxes (see Note 3)	18.7	33.7	43.8	40.2	42.1
Equity based on IFRS	7,711.8	7,781.1	8,090.9	8,365.9	9,019.4

Notes to the reconciliation from US GAAP to IFRS

Note 1 Development expenditures

Under US GAAP, ASML applies ASC 730, “Research and Development”. In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, “Intangible Assets”. In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.

Note 2 Share-based Payments

Under US GAAP, ASML applies ASC 718 “Compensation- Stock Compensation” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under US GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, “Share-based Payments”. In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and shares granted to its employees. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Note 3 Income taxes

Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, “Income Taxes”. In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments including DRAM and logic, expected trends, systems backlog, IC unit demand, expected financial results, including expected or potential sales, other income, gross margin, earnings per share and expenses, tool orders and expected shipment of tools, productivity of our tools and systems performance, including the continuation of Moore’s law, industry acceptance of EUV, annual revenue opportunity by 2020, expected tax rate, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, the development of EUV technology and the number of EUV systems expected to be shipped and timing of shipments, intention to return excess cash to shareholders, our proposed dividend for 2014 and our intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash, distributable reserves for dividend payments and share repurchases, risks associated with the Cymer acquisition and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	These financial statements are unaudited.
[2]	Numbers have been rounded.